UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2020

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commissions file number 1-5807

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX  76065
(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2020 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committees, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) (modified cash basis) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

We have served as the Plan’s auditor since 2010.

Addison, Texas

June 24, 2021

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2020 and 2019

	December 31,
	2020	2019
Assets:
Cash	$5,636	$39,614
Investments at fair value	153,782,644	142,576,992
Fully benefit-responsive investment contracts
at contract value	14,619,707	17,710,073
Notes receivable from participants	2,305,268	2,866,358

Net assets available for benefits	$170,713,255	$163,193,037

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2020

Additions:
Contributions:
Employee contributions	$5,092,725
Employer matching and discretionary contributions	1,971,910
Employee rollover contributions	246,214

Total contributions	7,310,849

Interest on notes receivable from participants	138,761

Investment income:
Dividends	1,220,874
Net appreciation in fair value of investments	17,933,147

Total investment income	19,154,021

Total additions	26,603,631

Deductions:
Administrative expenses	(359,072)
Benefits paid and withdrawals	(18,724,341)

Total deductions	(19,083,413)

Net increase	7,520,218
Net assets available for benefits at beginning of year	163,193,037

Net assets available for benefits at end of year	$170,713,255

See accompanying notes to the financial statements

Note 1 - Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and has been restated to conform with ERISA and IRC regulations.  The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee.  At December 31, 2020 and 2019, the Plan’s assets were held by BMO Harris Bank N.A. (the “Custodian”).

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act contained several provisions that temporarily impacted 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan payment deferral option. The Company has incorporated these provisions into the Plan.

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit-sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan for the Employees of Ennis, Inc. The total matching contributions are not to exceed $2,500, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC.  During 2020, the Company declared a discretionary profit-sharing contribution of $176,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan.  This contribution was contributed to the Plan in 2021. During 2020, the Company contributed $194,000 which was declared in 2019.

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Note 1 - Plan Description – (Continued)

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions.  Profit sharing contributions vest over a 5-year graded vesting schedule as defined in the Plan document.  Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts.  The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding.  Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years.  All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account.  A maximum number of one outstanding note is allowed per individual.  The minimum note is $1,000 and there is a $100 set-up fee payable for each note.  The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. A participant may elect to withdraw all or a portion of their vested account balance while employed after reaching age 59 ½.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets.  Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred.  The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period.  Actual results could differ from those estimates.  See Note 5 for discussion of significant estimates used to measure investments.

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be invested in any of the available options.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Investments valuation and income recognition continued

The Plan provides for investments in a guaranteed investment contract (“GIC”), pooled-separate accounts (including a Company stock fund), and mutual funds.  The Plan’s investments in pooled-separate accounts and mutual funds are stated at fair value. The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. See Note 4.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance.  Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance.  Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document.  Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.  For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.  For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses.  The Plan did not use unvested amounts to pay administrative expenses in the current year. See Note 3.

Adopted accounting pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modified the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The Plan adopted this ASU on January 1, 2020. The guidance did not have a material impact on the Plan’s financial statements.

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.  The accompanying financial statements consider events through June 24, 2021, the date which the financial statements were issued.

Risks and uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies – (Continued)

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the Plan’s net assets available for benefit. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could continue to result in significant disruption of the global financial markets. Plan Management will continue to monitor the impact COVID-19 has on the Plan and will reflect the consequences as appropriate in the Plan's financial records.

Note 3 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2020	2019
Net assets:
Forfeiture account	$553	$5,751

		Year ended
		December 31, 2020
Change in net assets:
Forfeitures relating to current year activities		$(5,215)
Earnings		17

		$(5,198)

Note 4 - Investments in Insurance Contracts

During the years ended December 31, 2020 and 2019, the Plan maintained a GIC investment option, the MassMutual SAGIC Diversified II Account with BMO (“Investment Contract”), which is considered a traditional investment contract. The underlying investment options of this contract is considered to be fully benefit-responsive as described in FASB ASC Topic 962 (“ASC 962”), Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets.  A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Note 4 - Investments in Insurance Contracts – (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Investment Contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Note 5 - Fair Value Measurements

FASB ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for Plan assets measured at fair value is as follows:

Guaranteed investment contract:  Fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates.

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Pooled separate accounts (including the Company stock fund):  Valued at the NAV of shares held by the Plan at year end.

Note 5 - Fair Value Measurements – (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2020
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$30,881,895	$-	$-	$30,881,895
Guaranteed investment contract	-	-	14,619,707	14,619,707
Total assets in fair value hierarchy	$30,881,895	$-	$14,619,707	45,501,602
Separate accounts measured at NAV (a)				122,900,749
				$168,402,351

	December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$56,085,451	$-	$-	$56,085,451
Guaranteed investment contract		-	17,710,073	17,710,073
Total assets in fair value hierarchy	$56,085,451	$-	$17,710,073	73,795,524
Separate accounts measured at NAV (a)				86,491,541
				$160,287,065

(a)

In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the Statement of Net Assets Available for Benefits.

The table below sets forth a summary of changes in the fair value of the Plan’s, GIC for the years ended December 31, 2020 and 2019.

	12/31/2020	12/31/2019
Balance, beginning of year	$17,710,073	$11,108,896
Total gains	489,356	417,607
Purchases	(1,224,950)	904,454
Issuances, Settlements	(2,354,772)	5,279,116

Balance, end of year	$14,619,707	$17,710,073

Note 5 – Fair Value Measurements – (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table, as of December 31, 2020, and 2019, represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs.

	Fair Value	Fair Value	Valuation	Unobservable	Input
Description	12/31/2020	12/31/2019	Techniques	Inputs	Values
Guaranteed				Risk-adjusted
Investment			Discounted	discount rate	Approximately
Contract	$14,619,707	$17,710,073	Cash Flow	applied	1%

The Plan’s investments in pooled separate accounts of $122,900,749 and $86,491,541 at December 31, 2020 and 2019, respectively, are valued, as a practical expedient, based on the Custodian’s Plan NAV of units held at year-end.  The calculated NAV is directly related to the NAV of the underlying investments adjusted for dividends or distributions received by the Custodian and the daily equivalent of any fees charged.  The investments held by each pooled separate account are traded on an active market.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019.

	Fair Value			Other	Redemption
	December 31,		Redemption	Redemption	Note
Investment	2020	2019	Frequency	Restrictions	Period
Flexpath Index Plus Moderate 2025
Pooled Separate Account (f)	31,802,811	28,116,459	Daily	None	None
Flexpath Index Plus Moderate 2035
Pooled Separate Account (f)	22,056,815	19,689,889	Daily	None	None
WT AB US Large Cap Growth
Pooled Separate Account(g)	13,681,353	-	Daily	None	None
Blackrock Equity Index Fund Fee CI1
Pooled separate accounts (a)	11,526,945	11,262,326	Daily	None	None
Flexpath Index Plus Moderate
Pooled Separate Account (f)	7,777,551	8,724,587	Daily	None	None
Flexpath Index Plus Moderate 2045
Pooled Separate Account (f)	6,883,606	5,967,537	Daily	None	None
WT Large Cap Value Fund
Pooled Separate Account(h)	6,584,786	-	Daily	None	None
WT Small Cap Growth Fund
Pooled Separate Account(i)	6,485,812	-	Daily	None	None
International Stock Fund Class I1
Pooled Separate Account (b)	4,486,349	5,041,099	Daily	None	None
WT CIT Small Cap Value Fund II
Pooled Separate Account(j)	2,941,007	-	Daily	None	None
Flexpath Index Plus Moderate 2055
Pooled Separate Account (f)	1,965,489	1,683,386	Daily	None	None
Ennis Employer Stock
Pooled Separate Account (e)	1,688,741	2,096,690	Daily	None	None
Flexpath Index Plus Conservative 2025
Pooled Separate Account (f)	1,468,953	531,415	Daily	None	None
Flexpath Index Plus Aggressive 2035
Pooled Separate Account (f)	692,719	542,488	Daily	None	None
Flexpath Index Plus Conservative 2035
Pooled Separate Account (f)	682,276	550,197	Daily	None	None

	Fair Value			Other	Redemption
	December 31,		Redemption	Redemption	Note
Investment	2020	2019	Frequency	Restrictions	Period
BlackRock US Debt Index Fund Class I
Pooled Separate Account (c)	630,375	940,028	Daily	None	None
BlackRock Equity Index Fund CI 1
Pooled separate accounts (d)	527,430	433,206	Daily	None	None
Flexpath Index Plus Aggressive 2025
Pooled Separate Account (f)	351,661	378,720	Daily	None	None
Flexpath Index Plus Aggressive 2045
Pooled Separate Account (f)	237,252	119,540	Daily	None	None
Flexpath Index Plus Aggressive 2055
Pooled Separate Account (f)	219,267	185,569	Daily	None	None
Flexpath Index Plus Conservative
Pooled Separate Account (f)	135,562	173,157	Daily	None	None
Flexpath Index Plus Conservative 2045
Pooled Separate Account (f)	44,844	24,552	Daily	None	None
Flexpath Index Plus Conservative 2055
Pooled Separate Account (f)	28,486	27,779	Daily	None	None
Flexpath Index Plus Aggressive Retirement Fd
Pooled Separate Account (f)	659	2,917	Daily	None	None

	$122,900,749	$86,491,541

a)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the S&P 500 Index. BlackRock uses a replication indexing strategy to manage the underlying fund by investing all of the securities of the Index in approximately the same proportions as the Index.

b)

The fund seeks long-term capital growth through investments in foreign, primarily equity securities. The fund uses a bottom-up, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the sub-advisor’s evaluation of the company’s long-term earnings, asset value and cash flow potential.

c)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the Bloomberg Barclays U.S. Aggregate Bond Index. BlackRock uses a representative sampling indexing strategy to manage the underlying fund.

d)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses of the MSCI EAFE Index. BlackRock uses a replication indexing strategy to manage the underlying fund by investing in substantially all of the securities of the Index in approximately the same proportions as the Index.

e)

The Ennis Employer Stock Fund seeks long-term capital growth. The Fund invests primarily in Ennis, Inc. common stock (EBF) traded on the New York Stock Exchange. For liquidity purposes, a small amount of cash is kept in a money market in the Fund.

f)

Each flexPATH strategy, offered through flexPath Strategies, LLC, seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement consistent with the risk level and projected retirement date associated with each fund. The funds are designed to reduce exposure to risk over time by shifting gradually from a focus on capital appreciation to one of capital preservation, while maintaining some exposure to capital appreciation asset classes.

Note 5 – Fair Value Measurements – (Continued)

g)

The fund seeks long-term growth of capital by investing in highly profitable businesses for long-term, non-cyclical growth. The investment team uses a bottom-up research to identify companies that they believe have the ability to deliver persistent growth. They seek businesses that earn returns in excess of their cost of capital and have long-term opportunities to reinvest those returns in high margin, value-creating projects.

h)	The fund seeks to outperform the market over time by employing a value-oriented approach to identify potential opportunities for revaluation or fundamental improvement.
i)

The fund seeks long-term growth of capital through comprehensive stock selection.  The strategy employs a highly disciplined stock selection process that marries in-depth fundamental research with quantitative analysis to identify high-quality, rapidly growing companies with earnings growth potential that appear likely to outpace market expectations. The fund invests in a diversified portfolio of equity securities with relatively smaller capitalizations as compared to the overall U.S. market.

j)

The fund seeks to deliver capital appreciation through investing in value-oriented common stocks of small sized U.S. companies similar in size, at the time of purchase, to those in the Russell 2000 Value Index. The strategy is benchmarked to the Russell 2000 Value Index.

Note 6 - Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 - Tax Status of Plan

The Plan has obtained its latest determination letter dated March 31, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements.  The IRS generally has the ability to examine Plan activity for up to three years.

Note 8 - Parties-in-Interest

Certain plan investments at December 31, 2020 and 2019 were managed by the Custodian. The Custodian acts as the trustee and record keeper as defined by the Plan document, and therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2020

EIN 75-0256410

Plan#: 011

		(c) Description of
		investment including maturity		(e)
	(b) Identity of issuer, borrower,	date, rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value
	Wilmington Trust	Flexpath Index Plus Moderate 2025		$31,802,811
	Wilmington Trust	Flexpath Index Plus Moderate 2035		22,056,815
	MML Investment Advisors, LLC	MassMutual Diversified SAGIC II		14,619,707
	Wilmington Trust	WT AB US Large Cap Growth		13,681,353
	Wilmington Trust	BlackRock Equity Index Fund Fee CI1		11,526,945
	Fidelity Management Company	Fidelity Mid Cap Index Isstl Prem		11,241,840
	T Rowe Price Associates, Inc.	T Rowe Price Balanced Fund		7,859,705
	Wilmington Trust	Flexpath Index Plus Moderate		7,777,551
	Wilmington Trust	Flexpath Index Plus Moderate 2045		6,883,606
	Invesco	Invesco Core bond Fund		6,665,286
	Wilmington Trust	WT Large Cap Value Fund		6,584,786
	Wilmington Trust	WT Small Cap Growth Fund		6,485,812
	Wilmington Trust	International Stock Fund Class I1		4,486,349
	American Century Inv. Mgmt.	American Century Mid Cap Value R6		3,501,635
	Wilmington Trust	WT CIT Small Cap Value Fund II		2,941,007
	Wilmington Trust	Flexpath Index Plus Moderate 2055		1,965,489
*	Ennis Common Stock	Ennis ER Stock Unitized Fund		1,688,741
	Invesco	Invesco Developing Markets Fund		1,613,429
	Wilmington Trust	Flexpath Index Plus Conservative 2025		1,468,953
	Wilmington Trust	Flexpath Index Plus Aggressive 2035		692,719
	Wilmington Trust	Flexpath Index Plus Conservative 2035		682,276
	Wilmington Trust	BlackRock US Debt Index Fund Class I		630,375
	Wilmington Trust	BlackRock Equity Index Fund CI 1		527,430
	Wilmington Trust	Flexpath Index Plus Aggressive 2025		351,661
	Wilmington Trust	Flexpath Index Plus Aggressive 2045		237,252
	Wilmington Trust	Flexpath Index Plus Aggressive 2055		219,267
	Wilmington Trust	Flexpath Index Plus Conservative		135,562
	Wilmington Trust	Flexpath Index Plus Conservative 2045		44,844
	Wilmington Trust	Flexpath Index Plus Conservative 2055		28,486
	Wilmington Trust	Flexpath Index Plus Aggressive Retirement Fd		659
	Cash			5,636
	Total investments			168,407,987
*	Notes receivable from	Notes receivable (interest rates ranging
	participants	from 3.25% to 9.75%)		2,305,268

	Total assets			$170,713,255

    *   Indicates party-in-interest to the plan.

   (1) Included in the MassMutual Diversified SAGIC II is $553 in nonparticipant-directed unallocated forfeitures.

         Column (d) cost is not required since all investments are directed by participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 24, 2021	/s/ Vera Burnett
Vera Burnett
CFO, Treasurer and Principal Financial
Accounting Officer